# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The RealReal, Inc., CIK 0001573221
CUSIP: 88339P101
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 55 Francisco Street, Suite 400, San Francisco, California (CA), 94133
Date of event which requires filing of this statement: 01/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001442359

## Reporting persons
- Timothy M. Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,850,000; shared voting power 50,000; sole dispositive power 3,850,000; shared dispositive power 50,000; aggregate amount beneficially owned 5,800,000 (4.9% of the class)
- Angela A. Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,900,000; shared voting power 50,000; sole dispositive power 1,900,000; shared dispositive power 50,000; aggregate amount beneficially owned 5,800,000 (4.9% of the class)

## Item 1. Issuer
Name of issuer: The RealReal, Inc.
Address of issuer's principal executive offices: 55 Francisco Street, Suite 400, San Francisco, CA 94133

## Item 2. Person Filing
Name of person filing: Timothy M. Riley and Angela A. Riley
Address of principal business office or, if none, residence:
P.O. Box 2113
Darien, CT 06820
Citizenship: US

## Item 4. Ownership
Amount beneficially owned: 5,800,000
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: January 16, 2026

Signature: /s/Timothy M. Riley
Name: Timothy M. Riley

Signature: /s/Angela A. Riley
Name: Angela A. Riley

## Signatures
- Timothy M. Riley: /s/ Timothy M. Riley, Timothy M. Riley (01/16/2026)
- Angela A. Riley: /s/ Angela A. Riley, Angela A. Riley (01/16/2026)